News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
CIBT Adds New Location in Vietnam

VANCOUVER, Nov. 23 /CNW/ - CIBT Education Group Inc. (the "Company") (NYSE Amex & TSXV symbol: MBA) is pleased to report that its subsidiary, Sprott-Shaw Degree College Corp ("SSDC") has signed a Memorandum of Understanding ("MOU") with Hanoi Tourism College ("HTC") located in Hanoi, Vietnam. The MOU outlines a number of initiatives as follows:

<<

- To jointly develop localised programs aimed at providing Vietnamese graduates with an International standard of English proficiency and the necessary skills to meet the labour demands of global companies
- HTC will deliver Sprott-Shaw's English and Hotel Tourism Management programs at Hanoi Tourism College
- HTC will represent SSDC to recruit Vietnamese students to enrol in SSDC programs at HTC campuses in Hanoi
- To recruit qualified Vietnamese students to enrol into SSDC programs in Canada and CIBT programs in China
- To co-develop an internship program with major hotels in Vietnam that would allow CIBT and SSDC's hospitality and tourism students to complete their required internships with these partner hotels in Vietnam

>>

"We are pleased to see the continued deployment of our programs into emerging countries such as Vietnam", commented Toby Chu, President and CEO, Vice Chairman of CIBT Education Group Inc. "According to government statistics, Vietnam has a population of 85 million people and nearly 10 million students are enrolled in the secondary and tertiary system. In 2009, Vietnam's economy grew by 4.5% year-over-year during the second quarter and the nation's stock market, which was the top performer in Asia, rallied 60%. Vietnam's tourism industry is one of the fastest growing sectors and demand for international standards in hospitality is becoming an urgent necessity for hotels to remain competitive. As the Vietnamese economy and foreign direct investment continue to grow, we anticipate that the demands for western education and trained western skilled workers will continue to increase accordingly."

About Hanoi Tourism College:

Hanoi Tourism College ("HTC") is a state owned accredited college directly under the Ministry of Culture, Sports and Tourism with over 10,000 students located in Hanoi, the Socialist Republic of Vietnam. HTC has the authority to grant a Bachelor Degree in Tourism Hospitality Management and is the only government approved college to offer undergraduate degree programs in the area of Hospitality and Tourism management.

About CIBT Education Group Inc:

CIBT Education Group Inc. ("CIBT") is an education management and investment company with a special focus on the global education market. Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada's education sectors. CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, New Zealand, the Netherlands, the Philippines, South Korea, United Kingdom, United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive maintenance programs, IT

programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada. In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

<<
CIBT Education Group Inc.
"Toby Chu"

Toby Chu
Vice-Chairman, President & CEO
>>

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT's future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT's competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

%SEDAR: 00005932E

/For further information: Investor Relations Contact: N. America Toll Free: 1-800-574-0901(x) Email: info(at)cibt.net/
(MBA MBA.)

CO: CIBT Education Group Inc.

CNW 16:00e 23-NOV-09